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                             June 28, 2023

       Tsz Him Leung
       Chief Executive Officer
       Alpha Technology Group Ltd.
       Unit B, 12/F, 52 Hung To Road
       Kwun Tong, Kowloon, Hong Kong

                                                        Re: Alpha Technology
Group Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted June 9,
2023
                                                            CIK No. 0001967621

       Dear Tsz Him Leung:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       NFT-related services, page 105

   1. Please revise to provide a more detailed description of the conversion process for in-game assets to crypto
assets, including to cryptocurrencies or NFTs. Explain how rewards in the game are earned through
either monetary and non-monetary efforts of players, how in-
                                                        game assets are
incorporated into smart contracts, which crypto assets users can exchange their in-game assets
into, and how the exchange or conversion rate to crypto assets is determined. In
addition, explain with greater specificity how the convertible in-game assets will be
incorporated into your product and service offerings and your role in the creation, distribution,
and transferability of the in-game rewards to crypto assets.
 Tsz Him Leung
FirstName  LastNameTsz
Alpha Technology GroupHim
                       Ltd. Leung
Comapany
June       NameAlpha Technology Group Ltd.
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
NFT Marketplace, page 106

2. We note that you appear to be involved with a marketplace where players and users can place their in-game NFTs to sell or to trade for other crypto assets. Please clarify what other crypto assets may be traded on the marketplace. In addition, provide us with your legal analysis that the NFTs or other crypto assets monetized on your marketplace are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Finally, discuss how the marketplace operates and your role in it, including whether the company provides ongoing maintenance or creation services to the NFT marketplace.
NFT Games, page 107

3. Please provide a more complete discussion of the performance obligations that you have with respect to the NFT games, including your maintenance and service responsibilities.
         Also provide a detailed discussion regarding how your ongoing maintenance services operate. For example, tell us whether you continually monitor the game for maintenance issues, or if the customer requests your services through a need-based agreement. Finally, disclose the terms under which you will be compensated for any NFT-related maintenance services.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Ying Li